UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 UNDER THE
SECURITIES EXCHANGE ACT OF 1934

For the month of January 2026

Commission File Number 001-41836

Birkenstock Holding plc

(Translation of registrant’s name into English)

1-2 Berkeley Square

London W1J 6EA

United Kingdom
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F. Form 20-F ☒ Form 40-F ☐

Explanatory Note

On January 28, 2026, Birkenstock Holding plc (the “Company”) is hosting a Capital Markets Day in New York City at 9:00 am ET. A copy of the investor presentation shared at the Capital Markets Day and announcing, among other things, the Company's preliminary fiscal first quarter 2026 (ended December 31, 2025) financial results (in addition to the press release issued on January 12, 2026) is furnished as Exhibit 99.1 to this Report on Form 6-K and incorporated by reference herein. The Capital Markets Day is being webcast at https://www.event-series.com/BIRK_Virtual.

The information in this Report on Form 6-K (including Exhibit 99.1hereto) shall not be deemed “filed” for purposes of Section 18 of the Securities Exchange Act of 1934, as amended (the “Exchange Act”), or otherwise subject to the liabilities of that section, nor shall it be deemed incorporated by reference in any filing under the Securities Act of 1933, as amended, or the Exchange Act, except as expressly set forth by specific reference in such a filing.

Exhibit Index

Exhibit Number	Description
99.1	Investor Presentation of Birkenstock Holding plc - Capital Markets Day, dated January 28, 2026.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Birkenstock Holding plc

Date: January 28, 2026	By:/s/ Ruth Kennedy______________
Name: Ruth Kennedy
Title: Director